SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                           OCWEN FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   675746 10 1
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)



                                  Barry N. Wish
                         1675 Palm Beach Lakes Boulevard
                         West Palm Beach, Florida 33401
                                 (561) 681-8000
--------------------------------------------------------------------------------
                   (NAME, ADDRESS, TELEPHONE NUMBER OF PERSONS
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                February 2, 1998
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                                Page 1 of 9 Pages

---------------------------------                  -----------------------------
CUSIP No.  675746 10 1                 13D             Page 2 of 9 Pages

---------------------------------                  -----------------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Barry N. Wish
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     PF, SC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
     ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF SHARES         7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING               2,004
     PERSON WITH         -------------------------------------------------------
                           8     SHARED VOTING POWER

                                  9,370,245
                         -------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                   2,004
                         -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                  9,370,245
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,372,249
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.5%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

---------------------------------                  -----------------------------
CUSIP No.  675746 10 1                 13D             Page 3 of 9 Pages

---------------------------------                  -----------------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Wishco, Inc.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
     ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES       7    SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING             0
     PERSON WITH      ----------------------------------------------------------
                         8    SHARED VOTING POWER

                               8,878,305
                      ----------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                               8,878,305
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,878,305
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.7%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

---------------------------------                  -----------------------------
CUSIP No.  675746 10 1                 13D             Page 4 of 9 Pages

---------------------------------                  -----------------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BNW Partners
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
     ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
    NUMBER OF SHARES        7     SOLE VOTING POWER
   BENEFICIALLY OWNED
      BY EACH REPORTING             0
         PERSON WITH     -------------------------------------------------------
                            8     SHARED VOTING POWER

                                   351,940
                         -------------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                    0
                         -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                   351,940
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      351,940
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.6%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     P
--------------------------------------------------------------------------------

---------------------------------                  -----------------------------
CUSIP No.  675746 10 1                 13D             Page 5 of 9 Pages

---------------------------------                  -----------------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BNW, Inc.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
     ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES          7     SOLE VOTING POWER
     BENEFICIALLY OWNED
      BY EACH REPORTING                 0
         PERSON WITH      ------------------------------------------------------
                                8     SHARED VOTING POWER

                                       351,940
                          ------------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                        0
                          ------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                       351,940
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      351,940
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.6%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

---------------------------------                  -----------------------------
CUSIP No.  675746 10 1                 13D             Page 6 of 9 Pages

---------------------------------                  -----------------------------


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Barry Wish Family Foundation, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES          7  SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING              0
     PERSON WITH          ------------------------------------------------------
                            8  SHARED VOTING POWER

                                140,000
                          ------------------------------------------------------
                            9  SOLE DISPOSITIVE POWER

                                   0
                          ------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                                 140,000
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       140,000
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.2%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

---------------------------------                  -----------------------------
CUSIP No.  675746 10 1                 13D             Page 7 of 9 Pages

---------------------------------                  -----------------------------


ITEM 1.  SECURITY AND ISSUER
----------------------------

         The securities as to which this Amendment No.1 to Schedule 13D ("Schedule") relate are the shares of common stock, $0.01 par value per share ("Common Stock"), of Ocwen Financial Corporation (the "Issuer"). The address of the Issuer's principal executive office is 1675 Palm Beach Lakes Boulevard, West Palm Beach, Florida 33401.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

         This Schedule is filed by Barry N. Wish, Wishco, Inc., a Delaware corporation controlled by Mr. Wish pursuant to his ownership of 93.0% of the common stock thereto ("Wishco"), BNW Partners, a Delaware partnership of which the partners are Mr. Wish and BNW, Inc., a Delaware corporation wholly owned by Mr. Wish, and the Barry Wish Family Foundation, Inc., a charitable foundation of which Mr. Wish is a director ("Foundation") (collectively, the "Reporting Persons").

         Mr. Wish's business address is 1675 Palm Beach Lakes Boulevard, West Palm Beach, Florida 33401. The address of Wishco, BNW Partners and BNW, Inc. is c/o Simon Masters Sidlow, 2002 West 14th Street, Wilmington, Delaware 19806 and the address of the Foundation is 115 Via La Sclva, Palm Beach, Florida 33480.

         Mr. Wish is the Chairman, Emeritus and a director of the Issuer. Wishco is a holding company. BNW Partners is a general partnership formed for the investment of securities and BNW, Inc. is an S corporation formed for the investment of securities. The Foundation is a charitable foundation which makes gifts to a wide variety of charities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

         (a) As of December 31, 1997, 60,565,835 shares of Common Stock were outstanding. All share amounts in this Schedule have been adjusted for a two-for-one stock split of the Common Stock in November 1997.

         Mr. Wish beneficially owns 9,372,249 shares of Common Stock of the Issuer which represents approximately 15.5% of the outstanding shares of Common Stock. Such amount includes 2,004 shares which are held directly by Mr. Wish for which he has sole voting and dispositive power, 8,878,305 shares held by Wishco, with whom Mr. Wish shares voting and dispositive power, 351,940 held by BNW Partners, with whom Mr. Wish and BNW, Inc. share voting and dispositive power, and 140,000 shares held by the Foundation, with whom Mr. Wish shares voting and dispositive power.

         Wishco beneficially owns 8,878,305 shares of Common Stock of the Issuer which represents approximately 14.7% of the outstanding shares of Common Stock. Wishco shares voting and dispositive power over such shares with Mr. Wish who is the controlling stockholder of Wishco.

---------------------------------                  -----------------------------
CUSIP No.  675746 10 1                 13D             Page 8 of 9 Pages

---------------------------------                  -----------------------------

         BNW Partners beneficially owns 351,940 shares of Common Stock of the Issuer which represents approximately 0.6% of the outstanding shares of Common Stock. BNW, Inc. and Mr. Wish share voting and dispositive power over such shares.

         The Foundation beneficially owns 140,000 shares of Common Stock of the Issuer which represents approximately 0.2% of the outstanding shares of Common Stock. Mr. Wish as a director of the Foundation shares voting and dispositive power over such shares.

         (c) During the past 60 days, Wishco transferred 200,000 shares of Common Stock to Bowdoin College by gift on February 2, 1998 and Wishco sold 159,155 shares of Common Stock to the Issuer on January 20, 1998 at $24.42 per share.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

         The following exhibits are included as exhibits to this Schedule:

         The joint filing agreement among the Reporting Persons is included on the signature page.

---------------------------------                  -----------------------------
CUSIP No.  675746 10 1                 13D             Page 9 of 9 Pages

---------------------------------                  -----------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

         The undersigned hereby agree that this Statement on Schedule 13D filed on or about this date with respect to the beneficial ownership of shares of Common Stock of Ocwen Financial Corporation is being filed jointly on behalf of each of the persons and entities named below.


February 23, 1998

                                                     /s/ Barry N. Wish
                                                     ---------------------------
                                                         Barry N. Wish


                                                     WISHCO, INC.


                                                     By:  /s/ Barry N. Wish
                                                        ------------------------
                                                              Barry N. Wish


                                                     BNW PARTNERS


                                                     By: /s/ Barry N. Wish
                                                        ------------------------
                                                             Barry N. Wish


                                                     BNW, INC.


                                                     By: /s/ Barry N. Wish
                                                        ------------------------
                                                             Barry N. Wish


                                                     BARRY WISH FAMILY
                                                       FOUNDATION, INC.


                                                     By:  /s/ Barry N. Wish
                                                        ------------------------
                                                              Barry N. Wish